Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Earnings Release dated November 17, 2009	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Gordon Xiaogang Wang
	Name:	Gordon Xiaogang Wang
	Title:	Vice president, chief financial officer

Date: November 17, 2009

3

Exhibit 99.1

Contact:

Acorn International, Inc.	CCG Investor Relations
Ms. Chen Fu, IR Director	Mr. Crocker Coulson, President
Phone: +86-21-51518888 Ext. 2228	Phone: +1-646-213-1915 (New York)
Email: fuchen@chinadrtv.com	Email: crocker.coulson@ccgir.com
www.chinadrtv.com	www.ccgirasia.com

FOR IMMEDIATE RELEASE

Acorn International Reports Third Quarter 2009 Financial Results

SHANGHAI, China, November 17, 2009 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services through an extensive distribution network, today announced its financial results for the quarter ended September 30, 2009.

Highlights for the Third Quarter 2009:

•	Net revenues were $91.8 million, an increase of 28.0% compared to $71.7 million in the third quarter of 2008.

•	Gross profit was $40.1 million, an increase of 15.5% compared to $34.7 million in the third quarter of 2008.

•	Gross margin was 43.7%, compared to 48.4% in the same period of 2008.

•	Operating income was $3.6 million, compared to an operating loss of $8.6 million in the third quarter of 2008.

•

Net income from continuing operations was $2.5 million compared to an $11.9 million net loss for the third quarter of 2008. Adjusted net income from continuing operations, after eliminating the effects of share-based compensation expenses and a non-cash charge for the impairment of goodwill and intangible assets in the third quarter of 2008 (non-GAAP), was $2.7 million in the third quarter of 2009 compared to a $2.3 million net loss in the same period last year.

•	Net income attributable to Acorn International, Inc. was $2.7 million compared to a $10.8 million net loss for the third quarter of 2008.

•	Share-based compensation expenses were $0.2 million for the third quarter of 2009, compared to $0.9 million for the same period last year.

•	Diluted income per ADS from continuing operations was $0.09. Excluding share-based compensation expenses (non-GAAP), diluted income per ADS from continuing operations was $0.10.

“The third quarter came in lower than expected though we still finished the season with double-digit growth in our top line sales and returned to profitability in both operating and net income,” said Mr. James Hu, Chairman and CEO of Acorn. “The rapid increase in the cost of flash memory, a key component of our electronic learning product, combined with the high marketing cost associated with our branded Uking mobile phone launch resulted in a lower than expected third quarter profitability. Nonetheless, we continue to see positive development in our third party bank channel and cosmetics sales. And on new business initiatives, we are also working hard on building strategic alliances to strengthen our non-TV direct sales channels and source new products from the U.S., Japan and Taiwan markets. Looking ahead, we will continue to be prudent in media purchasing while pursuing a strategy that focuses on building proprietary branded products. We remain positive for our business’s continued recovery.”

Business Highlights for the Third Quarter of 2009:

•

Ozing, the Company’s electronic learning product, and Meijin, the Company’s electronic dictionary, continued to recover, benefiting from the Company’s focus on building proprietary branded products. In the third quarter 2009, sales of Ozing reached $36.6 million, growing 92.3% from $19.0 million in the same period in 2008. Sales of Meijin grew 37.8% to reach $7.8 million from $5.6 million in the third quarter 2008. Growth in sales of Ozing and Meijin products continues to benefit from increased advertising time, sales promotions, improved technology, competitive pricing and the consolidation of our distribution channels.

•

Cosmetics sales continue to make up a larger percentage of total sales revenues in the third quarter. Cosmetics sales reached $9.6 million, accounting for 10.4% of total sales, compared to $4.4 million, accounting for 6.2% of total sales in the same period one year ago. During the third quarter, Acorn began a new business alliance with Softto, an established domestic cosmetic manufacturer, to promote its branded hair treatment shampoo. Sales of Softto branded hair treatment shampoo have been growing at an average rate of 100.1% per month since the initial cooperation agreement in July 2009.

•

The Company’s third party bank sales as an area of non-TV direct sales revenues continued to expand from the second quarter of 2009. With a total of 25 bank partners, revenue from third-party bank channel sales was $7.3 million in the third quarter of 2009, an increase of 40.4 % from $5.2 million in the same period last year as a result of additional banking partners and increased sales volume. The Company will continue to expand its non-TV direct sales revenues including its third party bank channel sales, outbound calls and catalog business.

Financial Results Highlights for the Third Quarter of 2009:

For the third quarter of 2009, total net revenues grew 28.0% to $91.8 million from $71.7 million for the third quarter of 2008.

Direct sales contributed 45.8%, or $42.0 million, to total net revenue, and decreased 7.5% from $45.4 million for the third quarter of 2008 due to lower sales from the mobile phones sector.

Distribution sales net revenue increased 89.5% year-over-year to $49.8 million from $26.3 million in the third quarter of 2008 as a result of the strong sales performance of the Company’s Ozing electronic learning products and the consolidation of Yiyang Yukang’s mobile handset sales into the Company’s financial results.

The table below summarizes the gross revenues from the three best selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

Three Months Ended September 30, 2009
(in US dollars)
Direct sales
Cosmetics	9,196,800
Mobile handsets	8,952,278
Electronic learning product (Ozing)	7,286,108

Distribution sales
Electronic learning product (Ozing)	29,271,115
Mobile handsets (Yiyang Yukang)	8,361,759
Electronic dictionary (Meijin)	7,755,098

Total direct and distribution sales
Electronic learning product (Ozing)	36,557,223
Mobile handsets	17,314,037
Cosmetics	9,563,943

Cost of sales for the third quarter 2009 was $51.8 million, an increase of 39.8% from $37.0 million for the third quarter of 2008, primarily due to increased costs for distribution sales. Increase in distribution costs was due to larger percentage of sales from mobile phones, which generally have higher product costs.

Gross profit for the third quarter of 2009 was $40.1 million, up 15.5% compared to $34.7 million for the third quarter of 2008. Gross margin was 43.7% in the third quarter of 2009, down from 48.4% in the same period in 2008.

Gross profit from direct sales for the third quarter 2009 increased 6.5% to $24.1 million from $22.6 million for the third quarter of 2008. Gross margin for direct sales for the third quarter of 2009 was 57.3%, up from 49.8% in the same period last year. The increase in gross margin was largely due to greater contributions from sales of higher margin cosmetics and successful marketing of higher margin Ozing’s V1 model compared with same period last year.

Gross profit from distribution sales for the third quarter of 2009 was $16.0 million, an increase of 32.3% from $12.1 million for the third quarter of 2008. Gross margin for distribution sales for the third quarter of 2009 was 32.1%, down from 46.0% for the same period last year. The decrease in gross margin was due to the margin compression of Ozing and Meijin products as a result of higher price discounts to Acorn’s distributors as well as addition of lower margin mobile handset sales from the consolidation of Yiyang Yukang into the Company’s financial statements.

Advertising expenses were $16.7 million for the third quarter of 2009, compared to $17.7 million for the third quarter of 2008 due to the continued reduction in the fixed portion of advertising spending in 2009. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 2.40 in the third quarter of 2009, up from 1.96 in the third quarter of 2008.

Other selling and marketing expenses increased 6.9% to $11.9 million from $11.1 million for the third quarter of 2008. The increase was mainly due to increased delivery costs associated with increased sales, as well as increased amortization of acquired intangible assets as a result of acquiring Yiyang Yukang.

General and administrative expenses were $8.4 million for the third quarter of 2009, a 25.4% increase from $6.7 million in the third quarter of 2008. The increase was largely due to increase in employee payroll in the third quarter 2009.

During the third quarter 2008, intangible assets impairment loss and goodwill impairment loss totaled $8.7 million. No such losses occurred in the third quarter 2009.

Other operating income, net, was $0.5 million for the third quarter of 2009, down from $0.9 million in the third quarter of 2008.

As a result, income from operations for the third quarter of 2009 was $3.6 million, compared to an operating loss of $8.6 million for the corresponding period last year.

Share-based compensation expenses for the third quarter 2009 were $0.2 million, compared to $0.9 million for the third quarter of 2008.

Excluding share-based compensation expenses and impairment of goodwill and intangible assets in the third quarter of 2008 (non-GAAP), income from operations for the third quarter of 2009 was $3.8 million compared to $1.0 million for the same period last year.

Other expenses for the three months ended September 30, 2009 was $0.1 million, compared to $2.5 million for the same period last year.

Net income from continuing operations was $2.5 million compared to an $11.9 million net loss for the third quarter of 2008.

Adjusted net income from continuing operations, after eliminating the effects of share-based compensation expenses and a non-cash charge for the impairment of goodwill and intangible assets in the third quarter of 2008 (non-GAAP), was $2.7 million in the third quarter of 2009 compared to a $2.3 million net loss for the same period last year.

Diluted income per ADS from continuing operations was $0.09, compared to a diluted loss per ADS from continuing operations of $0.42 in the same period last year. Non-GAAP diluted income per ADS from continuing operations was $0.10, compared to a diluted loss per ADS from continuing operations of $0.08 in the same period last year.

As of September 30, 2009, Acorn’s cash and cash equivalents totaled $150.4 million, an increase of $21.5 million from June 30, 2009.

Other Updates:

In September 2009, China’s State Administration of Radio Film and Television (SARFT) issued a circular to be implemented on January 1, 2010 to standardize regulation of TV direct sales programs in China. The SARFT circular describes their policies as aiming to monitor product selection, ensure product quality, and maximize customer satisfaction. The new regulations impacting the TV direct sales and home shopping industry include the rules that may have a material impact on Acorn’s business.

In March 2009, Acorn received a complaint from Advertising Broadcasting Center of Liaoning TV Station, or Liaoning TV, which filed a suit against Shanghai Acorn Advertising Broadcasting Co., Ltd., or Shanghai Acorn Advertising, claiming that Shanghai Acorn Advertising breached its advertisement broadcasting contract with Liaoning TV by not fully performing its payment obligation under the 2007 contract and asserted damages of approximately RMB19 million (approximately $2.8 million). Liaoning TV further applied for provisional seizure of Shanghai Acorn Advertising’s bank account in the same amount of its claim. In June 2009, the Intermediate Court ruled in favor of Liaoning TV in the suit and awarded Liaoning TV total compensation of RMB10.9 million (approximately $1.6 million). In July 2009, Acorn appealed to the High Court, which affirmed the decision of the Intermediate Court in September 2009. Acorn is preparing to submit the case to the Supreme Court for retrial.

Full Year 2009 Business Outlook:

“We are generally pleased with the progress made in the first nine months of 2009. However, we recognize several challenges and unfavorable factors in our business. First, due to the partial divestiture of Yimeng in the second quarter of 2009, we could no longer consolidate the revenues and profitability from Yimeng. Second, Yukang’s overall underperformance and the higher marketing cost associated with the September launch of our proprietary branded Uking mobile handset series resulted in lower than expected mobile handset sales and profitability in the third quarter. Third, starting in the third quarter, the rising cost in flash memory, a key component of our electronic learning products, exerted incremental pressure on our cost structure. Finally, we failed to secure the preferential tax treatment for our Ozing business in 2009. Due to these challenges and unfavorable conditions, we will lower our financial outlook for 2009. We now expect to achieve net revenues in the range of $280 million to $290 million and net income from continuing operations excluding share-based compensation expenses and non-recurring impairment charges to be $10 million to $11 million,” said Mr. James Hu. “Despite changes in our financial guidance, we remain confident of the direction of our corporate strategy and abilities to execute against that. With the recent SARFT’s regulation on promoting a healthier TV direct sales industry, we remain confident for the prospects of our business to continue to grow with the industry.”

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period are impacted significantly by the mix of products and services sold in the period and the platforms through which they are sold. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. EST on November 17, 2009 (9:00 p.m. Beijing Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

– +1 888 339 2688 (U.S. Toll Free)

– +1 617 847 3007 (International)

– Passcode: 726 710 87

Please dial-in approximately 10 minutes in advance to facilitate an on- time start.

A replay will be available for 14 days after the call and may be accessed via:

– +1 888 286 8010 (U.S. Toll Free)

– +1 617 801 6888 (International)

– Passcode: 360 699 64

A live and archived webcast of the call will be available on the Company’s website at http://eng.chinadrtv.com.

About Acorn International, Inc.

Acorn is a leading integrated multi-platform marketing company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, third-party bank channels, outbound telemarketing center and an e-commerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties. For more information, please visit http://www.chinadrtv.com.

Use of Non-GAAP Financial Measures

Acorn has reported the third quarter 2009 and 2008 income from operations, operating margin, net income from continuing operations and income per ADS from continuing operations on a non-GAAP basis, excluding share-based compensation expenses and a non-cash charge for the impairment of goodwill and intangible assets in the third quarter of 2008. Acorn believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Acorn’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Acorn’s underlying business performance and operating trends and Acorn expects to report income from operations, operating margin, net income from continuing operations and income per ADS from continuing operations on a non-GAAP basis using a consistent method on a quarterly basis going forward.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the following reconciliation of GAAP results with non-GAAP results for the three months ended September 30, 2009 and 2008, respectively.

The table below sets forth the reconciliation of non-GAAP measures to GAAP measures for the indicated periods:

ACORN INTERNATIONAL, INC.

RECONCILIATION OF NON-GAAP TO GAAP

(in US dollars)

	Three Months Ended September 30,
	2008	2009
GAAP net revenues	71,725,475	91,843,343
GAAP income (loss) from operations	(8,559,186)	3,616,713
GAAP operating margin	(11.9)%	3.9%
Impairment of goodwill and intangible assets	8,667,961	—
Share-based compensation expenses	907,171	218,201
Non-GAAP income from operations	1,015,946	3,834,914
Non-GAAP operating margin	1.4%	4.2%

GAAP net income (loss) from continuing operations attributable to Acorn	(11,894,510)	2,650,826
GAAP income (loss) per ADS from continuing operations – basic	(0.42)	0.09
GAAP income (loss) per ADS from continuing operations – diluted	(0.42)	0.09
Non-GAAP net income (loss) from continuing operations attributable to Acorn	(2,319,378)	2,869,027
Non-GAAP income (loss) per ADS from continuing operations – basic	(0.08)	0.10
Non-GAAP income (loss) per ADS from continuing operations – diluted	(0.08)	0.10

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2009; benefits of continuing focus on Acorn’s proprietary branded products, ability of Acorn’s profits to continue to recover from previous quarters; continued success of Acorn’s Ozing electronic learning products and Meijin electronic dictionary; expectations regarding development and increasing revenues in the cosmetics products line, including development of the Softto business alliance, third-party bank channel sales, outbound calls and catalogue business; and expectations regarding the implementation of the new SARFT regulations and their impact on Acorn. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, our operating results for any period are impacted significantly by the mix of products and services sold by us in the period and the platforms through which they are sold, causing our operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: our ability to effectively consolidate our distribution channels, our ability to successfully introduce new products and services, including to offset declines in sales of existing products and services; our ability to stay abreast of consumer market trends and maintain our reputation and consumer confidence; continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including the new SARFT regulations and actions that may make TV media time unavailable to us or require we suspend or terminate a particular TV direct sales program; our reliance on and ability to effectively manage our nationwide distribution network (including Yiyang Yukang’s network); rising costs in key components of our products, such as flash memory, potential unauthorized use of our intellectual property; potential disruption of our manufacturing process; increasing competition in China’s consumer market; our U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our 2008 annual report on Form 20-F filed with Securities and Exchange Commission on April 24, 2009. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our Form 20-F for the fiscal year ended December 31, 2008. Our actual results of operations for the third quarter of 2009 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2009	2008	2009
Revenues:
Direct sales, net	45,435,947	42,021,850	120,495,368	117,749,083
Distribution sales, net	26,289,528	49,821,493	55,448,504	110,135,845

Total revenues, net	71,725,475	91,843,343	175,943,872	227,884,928

Cost of revenues:
Direct sales	22,822,714	17,933,587	57,119,473	48,852,574
Distribution sales	14,193,467	33,817,392	29,230,018	70,936,833

Total cost of revenues	37,016,181	51,750,979	86,349,491	119,789,407

Gross profit	34,709,294	40,092,364	89,594,381	108,095,521

Operating income (expenses):
Advertising expenses	(17,732,819)	(16,691,623)	(54,430,485)	(47,089,089)
Other selling and marketing expenses	(11,107,113)	(11,870,687)	(27,751,447)	(32,409,763)
General and administrative expenses	(6,685,918)	(8,381,771)	(19,620,781)	(25,383,439)
Impairment of goodwill and intangible assets	(8,667,961)	—	(8,667,961)	—
Other operating income, net	925,331	468,430	3,619,192	3,954,546

Total operating income (expenses)	(43,268,480)	(36,475,651)	(106,851,482)	(100,927,745)

Income (Loss) from operations	(8,559,186)	3,616,713	(17,257,101)	7,167,776
Other income (expenses), net	(2,465,487)	(97,766)	(1,284,372)	1,177,936

Income (Loss) before income taxes	(11,024,673)	3,518,947	(18,541,473)	8,345,712
Income tax expense	(863,358)	(1,009,283)	(1,302,239)	(1,086,937)

Net income (loss) from continuing operations	(11,888,031)	2,509,664	(19,843,712)	7,258,775
Net income from discontinued operations	2,188,610	—	7,121,649	15,362,689

Net income (loss)	(9,699,421)	2,509,664	(12,722,063)	22,621,464
Net (income) loss attributable to non-controlling interests	(1,078,898)	141,162	(3,460,922)	(75,229)

Net income (loss) attributable to Acorn International, Inc.	(10,778,319)	2,650,826	(16,182,985)	22,546,235

Income (loss) per ADS
– Continuing operations	(0.42)	0.09	(0.68)	0.26
– Discontinued operations	0.04	—	0.12	0.51

Basic	(0.38)	0.09	(0.56)	0.77

– Continuing operations	(0.42)	0.09	(0.68)	0.26
– Discontinued operations	0.04	—	0.12	0.50

Diluted	(0.38)	0.09	(0.56)	0.76

Weighted average number of shares used in calculating income (loss) per ADS
– Basic	86,053,974	88,855,673	87,072,860	87,945,140

– Diluted	86,053,974	88,855,673	87,072,860	89,363,380

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2008	September 30, 2009
Assets
Current assets:
Cash and cash equivalents	147,648,774	150,377,514
Restricted cash	1,425,102	5,170,558
Short-term investments	19,745,444	17,723,906
Accounts receivable, net	27,708,460	21,212,122
Notes receivable	150,607	1,992,735
Inventory	29,521,680	27,089,996
Prepaid advertising expenses	16,756,954	10,235,446
Other prepaid expenses and current assets, net	13,362,528	7,969,739
Deferred tax assets, net	3,355,151	4,025,673

Total current assets	259,674,700	245,797,689
Land use rights, net	—	7,386,595
Property and equipment, net	15,641,434	13,759,417
Acquired intangible assets, net	21,313,949	19,126,138
Long-term investments	5,275,000	5,918,000
Investment in affiliates	1,159,134	9,013,178
Other long-term assets	1,121,100	1,184,957

Total assets	304,185,317	302,185,974

Liabilities and equity
Current liabilities:
Accounts payable	20,734,493	24,378,389
Accrued expenses and other current liabilities	19,652,820	18,540,324
Notes payable	3,657,859	4,574,902
Income taxes payable	3,327,869	6,557,737
Deferred revenue	12,797,716	—

Total current liabilities	60,170,757	54,051,352
Deferred tax liabilities	3,581,569	4,226,874
Business combination liability	11,107,375	1,103,015

Total liabilities	74,859,701	59,381,241

Acorn International Inc. shareholders’ equity:
Ordinary shares	935,435	935,435
Additional paid-in capital	205,651,072	207,489,084
Retained earnings	9,737,468	32,511,267
Accumulated other comprehensive income	15,113,507	12,978,163
Treasury stock, at cost	-15,676,206	-11,612,546

Total Acorn International Inc. shareholders’ equity	215,761,276	242,301,403
Non-controlling interest	13,564,340	503,330

Total equity	229,325,616	242,804,733

Total liabilities and equity	304,185,317	302,185,974